Annual Stockholder Meeting Results:

The Fund held its annual meeting of stockholders on October 24, 2013. Stockholders voted as indicated below:

 						Affirmative  Against	Abstain

Re-election of Joseph T. Grause, Jr. -
Class I to serve until 2016                     6,977,674   225,880	67,120

Re-election of Julian Reid -
Class I to serve until 2016			6,993,369   225,073	52,233


Ms. Marran H. Ogilvie and Messrs. Christopher B. Brader and Richard A. Silver continue to serve as Directors of the Fund.